Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

December 19, 2005

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 18,055,603

PACIFIC HYDRO LIMITED PURCHASES AN ADDITIONAL $1.5 MILLION OF WESTERN WIND ENERGY COMMON SHARES

Western Wind Energy Corporation is pleased to announce that Pacific Hydro Limited of Melbourne, Australia, has purchased a further $1.5 million in units in the common stock of Western Wind Energy. The units comprise of one million common shares at $1.50 per share plus one million share purchase warrants entitling Pacific Hydro Limited to purchase a further one million common shares at a price of $1.60 per share, for a period of two years.

This private placement in Western Wind Energy is separate and in addition to the five million units and the Exclusivity Deed that were mentioned in Western Wind Energy’s news release dated October 18, 2005.

The Use of Proceeds have been used to submit a US $825,000 non-refundable deposit towards our first payment to Mitsubishi Power Systems for the purchase of 15 megawatts of brand new, MHIA – 1000A wind turbine generators. An additional sum of US $105,000 was used for a down payment towards our new property acquisition in the State of Arizona and the balance of funds are to be utilized for the purpose of developing Western Wind Energy’s projects.

Pacific Hydro is Australia’s leading renewable energy company, generating electricity produced from non-polluting, wind and water. Pacific Hydro’s business decision-making is guided by economic, social and environmental considerations that have delivered sustained profit growth, the avoidance of greenhouse gas emissions and significant benefits to the communities in which it operates. Pacific Hydro was recently taken over by its largest shareholder, Industry Funds Management and has approximately 260 MW of operating assets located in Australia, Chile, Fiji and the Philippines. Existing assets include Australian hydro operations (41.9 MW); international hydro operations (114.7 MW); and Australian wind energy projects (100.7 MW). The company also has an extensive wind, hydro and geothermal project development pipeline.

During the past year, Western Wind Energy has executed over $800 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy Corporation is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. It conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.